Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302

April 18, 2008

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

100 F. Street  NE

Washington, DC  20549

RE:	Countrywide Financial Corporation
Form 10-K for the Fiscal Year ended December 31, 2007
File No. 001-12331-01

Dear Mr. West:

This letter is in response to your letter dated April 11, 2008 to Angelo Mozilo in which you requested information on the above-referenced filing of Countrywide Financial Corporation.

To facilitate your review of our response, we are including your comments in boldface, followed by our response.

Form 10-K for the Fiscal Year Ending December 31, 2007

General Comments on this Filing

1.               Please file the amendment containing the information usually included in the proxy statement as soon as possible to expedite the completion of the review of Countrywide’s 10-K.

Response:

We plan to file an amendment to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 that contains the information usually incorporated by reference to our proxy statement, on or before the due date of April 30, 2008.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Loans Held for Investment, Page F-12

2.               We note your disclosure on pages 122 and 145 that as a result of market disruption in 2007 you transferred $21.8 billion of loans from held for sale to held for investment and that you expect to retain more loans in the held for investment portfolio until market conditions improve.  This disclosure suggests that the transfer is a temporary reclassification due to market conditions.  Please refer to paragraph 6 of SFAS 65 and SOP 01-6 and tell us:

•                  how you define “foreseeable future”;

•                  whether there have been any changes to your definition of “foreseeable future” as a result of current market conditions;

•                  how your intent to hold the loans until “market conditions improve” is consistent with the requirement to hold for the “foreseeable future” or maturity and in particular, how this is consistent with past practices for similar loans; and

•                  the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale.

Response:

The transfer of $21.8 billion to loans held for investment during 2007 was not a temporary transfer and we did not intend to imply that we planned to sell loans in our investment portfolio when market conditions improve.

On page 122 of our 10-K for 2007, we describe the loans that we hold in our investment portfolio by segment.  In the past, the mortgage loans included in our Banking Segment generally included mortgage loans originated or purchased for investment.  At December 31, 2007, this investment portfolio also included a significant amount of loans that were transferred from held for sale during the year as a result of the market disruption.  As mentioned above, this was not a temporary transfer.

In the Prospective Trends Section of our 10-K for 2007 (page 145), we discuss what we expect in the future.  Our intention was to explain that in the future, when we originate or purchase loans whose salability has been impacted by the market disruption, we will hold such loans for investment purposes.  Once market conditions improve for these types of loans, we may originate and purchase such loans for sale.  We did not intend to imply that we would sell such loans from our investment portfolio when market conditions improve.

In our assessment of the classification of loans as “held for sale” or “held for investment”, we define the foreseeable future as the next twelve months.  We have made no change to this definition as a result of current market conditions.  Implementation of this definition could result in the transfer of investment loans to held for sale when (a) the loans have been held in the investment portfolio for at least twelve months and (b) a determination has been made that we no longer had the ability and intent to hold the loans for the foreseeable future.

In future filings we will clarify our intent with respect to transferred loans.

3.               In connection with our comment above, please tell us how you intend to recognize income on the $21.8 billion of loans transferred from held for sale to held for investment and the authoritative literature relied upon in making this determination.  Your discussion should address loans where interest is accruing, as well as those on non-accrual status.  When addressing loans on non-accrual status, specifically address the accounting for the discount associated with the loans which arose upon transfer of the loans for sale (where they were carried at the lower of cost or market) to held for investment.  Furthermore, if material, consider the need to disclose in MD&A the impact of accreting the LOCOM discount on your results of operations.

Response

For the transferred loans that are on accrual status, we plan to recognize the difference between the carrying value of each loan and its outstanding principal balance as an adjustment to yield by the interest method in accordance with paragraph 6 of FASB Statement No. 65, Accounting for Certain Mortgage Banking Activities, (SFAS 65).  As required, the interest method shall be applied in accordance with FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, (SFAS 91).  The difference between the carrying value of the loan and the outstanding principal balance was recorded individually for each transferred loan and will be amortized based on the remaining contractual term of each loan.

For loans that are on non-accrual status (e.g., 90 days past due), the cost recovery method will be applied until the carrying value of the loan is reduced to an amount that is deemed collectible.  (Under the cost recovery method, any cash payments received from the borrower are applied to reduce the outstanding principal balance and no interest income is recognized.)  At that time, the cash method will be used in which any cash payment received from the borrower will be allocated between the portion that represents interest and principal under the stated terms of the loan.  If the borrower becomes completely current on all delinquent payments and collection of all remaining payments is expected on a timely basis, the loan will be returned to accrual status and will follow the accounting outlined in the preceding paragraph for such loans.  No portion of the LOCOM adjustment will be accreted as income for non-accrual loans unless they return to accrual status.

We will assess the impact of accreting the discount recorded upon transfer of the loans into income and will disclose any material amounts in the MD&A of our Form 10-Q for the period ended March 31, 2008.

Note 8 – Loans Held for Investment, Net, Page F-40

4.               We note from your disclosure on pages 123 and F-42 that you have included an estimate for mortgage insurance recoveries (approximately $490 million as of December 31, 2007) in other assets.  Please address the following:

•                  Tell us why you recorded this estimate as a credit to the loan loss provision as opposed to other non-interest income; and

•                  Although your estimate does not reduce your allowance for loan losses on your balance sheet, tell us why it is appropriate to have narrative and tabular presentations of the allowance for loan losses, net of mortgage insurance receivable within your notes to the financial statements (e.g., F-43) and elsewhere in your annual report (e.g. pages 60 and 128).  Please advise or revise in future filings.

Response

We are unaware of direct accounting guidance specifying the recognition of the effects of mortgage insurance on the provision for loan losses.  Therefore, we applied by analogy Statement of Position 96-1, Environmental Remediation Liabilities, to the mortgage insurance held by Countrywide.  Specifically, paragraphs 140 and 144 address balance sheet display of anticipated insurance recoveries, and paragraph 149 calls for reflecting recoveries from other parties in the same income statement line as that for the loss.

Management believes that showing the components of the allowance for loan losses, including the amounts estimated to be recoverable from mortgage insurance, provides the financial statement user with enhanced clarity regarding the Company’s gross and net exposure to loan losses and related changes during the period.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response contained herein adequately addresses your questions.  Please feel free to call me at (818) 225-3000 if you require additional information or clarification.

Sincerely,

Anne D. McCallion
Senior Managing Director
Deputy Chief Financial Officer